Filed Pursuant to Rule 424(b)(2)
Registration No. 333-87034

PROSPECTUS	MERCK STOCK INVESTMENT PLAN

     The Merck Stock Investment Plan (the “Plan”) of Merck & Co., Inc., a New Jersey corporation (“Merck” or the “Company”), provides participants with a convenient and economical method of purchasing shares of Merck’s common stock, $.01 par value per share (“Common Stock”), and reinvesting cash dividends paid on Common Stock in additional shares of Common Stock. Participation in the Plan is open to any registered holder of Common Stock and to any person who becomes a registered holder of Common Stock by enrolling in the Plan, paying a one-time account set-up fee of $5 and either making an initial investment of at least $350 or authorizing automatic monthly cash investments of at least $50. Beneficial owners of Common Stock whose only shares are registered in names other than their own (e.g., held in street name in a brokerage account) are not eligible until they become stockholders of record either by withdrawing the shares from their brokerage account and registering the shares in their own name or by enrolling in the Plan in the same manner as a non-stockholder.

     Participants in the Plan may elect to have the cash dividends paid on all or a percentage of their shares of Common Stock automatically reinvested in additional shares of Common Stock. Participants may also purchase additional shares of Common Stock by making optional cash investments in accordance with the provisions of the Plan. Holders of Common Stock who choose not to participate in the Plan will continue to receive cash dividends on shares of Common Stock registered in their name, as declared, by check or direct deposit.

     Shares of Common Stock purchased by participants in the Plan may be treasury or new issue Common Stock or, at Merck’s option, Common Stock purchased in the open market or in negotiated transactions. Treasury or new issue Common Stock is purchased from Merck at the market price on the applicable investment date. The price of Common Stock purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased.

     The Plan supersedes the Merck & Co., Inc. Automatic Dividend Reinvestment and Cash Payment Plan in its entirety. A complete description of the Plan begins on page 4 of this Prospectus.

     Shares of Common Stock offered under the Plan to persons who are not currently stockholders of Merck are offered through Wells Fargo Investments, LLC, a registered broker/dealer.

     Please read this prospectus carefully before investing and retain it for your future reference.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is June 10, 2004.

AVAILABLE INFORMATION

     Merck is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). The reports, proxy statements and other information filed by Merck with the Commission can be inspected and copied at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Commission at 1-800-SEC-0330. Such materials also may be accessed through the Commission’s Internet web site located at http://www.sec.gov. Copies of such materials can also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Merck with the Commission (File No. 1-3305) pursuant to the Exchange Act are incorporated by reference in this Prospectus: (a) Annual Report on Form 10-K for the fiscal year ended December 31, 2003; and (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

     Also, all documents filed by Merck with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of such filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     In addition, we incorporate by reference herein our 2001 Form 10-K and all annual and quarterly reports and current reports filed subsequent thereto unless the data therein is otherwise superseded by a later filing.

MERCK

     Merck is a global research-driven pharmaceutical products company that discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint ventures. The Company sells its products primarily to drug wholesalers and retailers, hospitals, clinics, government agencies and managed health care providers such as health maintenance organizations and other institutions. The Company’s professional representatives communicate the effectiveness, safety and value of its products to health care professionals in private practice, group practices and managed care organizations.

     In January 2002, the Company announced plans to establish Medco Health Solutions, Inc. (“Medco Health”) as a separate, publicly-traded company. On August 19, 2003, the spin-off of Medco Health was effected by way of a pro rata dividend to Company stockholders of all the outstanding shares of common stock of Medco Health. Based on a letter ruling the Company received from the U.S. Internal Revenue Service, receipt of Medco Health shares in the distribution was tax-free for U.S. federal income tax purposes, but any cash received in lieu of fractional shares was taxable.

Product Sales

     Sales1,2 by category of the Company’s products in 2003, 2002, and 2001 were as follows:

($ in millions)	2003	2002	2001
Atherosclerosis	$5,077.9	$5,552.1	$5,433.3
Hypertension/heart failure	3,421.6	3,477.8	3,584.3
Anti-inflammatory/analgesics	2,677.3	2,587.2	2,391.1
Osteoporosis	2,676.6	2,243.1	1,629.7
Respiratory	2,009.4	1,489.8	1,260.3
Vaccines/biologicals	1,056.1	1,028.3	1,022.5
Anti-bacterial/anti-fungal	1,028.5	821.0	750.4
Ophthalmologicals	675.1	621.5	644.5
Urology	605.5	547.3	545.4
Human immunodeficiency virus (“HIV”)	290.6	294.3	380.8
Other	2,967.3	2,783.4	3,556.7

Total	$22,485.9	$21,445.8	$21,199.0

1.	Following the spin-off, the Company’s prior period Consolidated Statements of Income and Cash Flows and related discussions have been restated to present the results of Medco Health separately as discontinued operations. As a result of the spin-off, product sales now reflect sales to Medco Health as third-party sales based upon the net selling price from the Company to Medco Health. Prior year amounts have been restated to conform to the current year presentation.

2.	Presented net of rebates and discounts.

     The Company’s products include therapeutic and preventive agents, generally sold by prescription, for the treatment of human disorders. Among these are atherosclerosis products, of which Zocor (simvastatin) is the largest-selling; hypertension/heart failure products, the most significant of which are Cozaar (losartan potassium), Hyzaar (losartan potassium and hydrochlorothiazide), and Vasotec (enalapril maleate); anti-inflammatory/analgesics, which include Vioxx (rofecoxib) and Arcoxia (etoricoxib), agents that specifically inhibit the COX-2 enzyme, which is responsible for pain and inflammation (“coxibs”); an osteoporosis product, Fosamax (alendronate sodium), for treatment and prevention of osteoporosis; a respiratory product, Singulair (montelukast sodium), a leukotriene receptor antagonist for treatment of asthma and for relief of symptoms of seasonal allergic rhinitis; vaccines/biologicals, of which M-M-R II (measles, mumps and rubella virus vaccine live), Varivax (varicella virus vaccine live), a live virus vaccine for the prevention of chickenpox, and Recombivax HB (hepatitis B vaccine [recombinant]) are the largest-selling; anti-bacterial/anti-fungal products, which includes Primaxin (imipenem and cilastatin sodium), as well as newer products Cancidas (caspofungin acetate) and Invanz (ertapenem sodium); ophthalmologicals, of which Cosopt (dorzolamide hydrochloride and timolol maleate ophthalmic solution) and Trusopt (dorzolamide hydrochloride ophthalmic solution) are the largest-selling; a urology product, Proscar (finasteride), for treatment of symptomatic benign prostate enlargement; and HIV products, which include Crixivan (indinavir sulfate) and Stocrin (efavirenz), for the treatment of human immunodeficiency viral infection in adults.

     Other primarily includes Maxalt (rizatriptan benzoate), for the treatment of acute migraine headaches in adults, Propecia (finasteride), for the treatment of male pattern hair loss, and other non-promoted products and pharmaceutical and animal health supply sales to the Company’s joint ventures and revenue from the Company’s relationship with AstraZeneca LP, primarily relating to sales of Nexium (esomeprazole magnesium) and Prilosec (omeprazole).

     Merck provides a more detailed description of its current business and industry segments, including an overview of the regulatory environment within which it and its subsidiaries operate, in its annual report on Form 10-K filed with the Commission and incorporated by reference herein. A copy of Merck’s most recent annual report on Form 10-K can be obtained without charge. See “Incorporation of Certain Documents by Reference.”

DIRECT REGISTRATION

     Merck is a participant in the Direct Registration System (DRS). DRS is a method of recording shares of stock in book-entry form. Book-entry means that your shares are registered in your name on the books of the Company without the need for physical certificates and are held separately from any Plan shares you may own. Shares held in book-entry have all the traditional rights and privileges as shares held in certificate form.

     With DRS, shareholders can:

•	Eliminate the risk and cost of storing certificates in a secure place

•	Eliminate the cost associated with replacing lost, stolen, or destroyed certificates

•	Move shares electronically to their broker

     Any future share transactions will be issued to book-entry form rather than physical certificates unless otherwise specified by the requester. You may convert any stock certificate(s) you are currently holding into book-entry form. Send the stock certificate(s) to Wells Fargo Shareowner Services with a request to deposit them to your DRS account. There is no cost to you for this custodial service and by doing so, you will be relieved of the responsibility for loss or theft of your certificate(s). Your certificate(s) should not be endorsed, and we recommend sending your certificate(s) registered insured mail for 2% of the current market value.

Electronic Share Movement

     You may choose to have a portion or all of your full book-entry shares delivered directly to your broker by contacting your broker/dealer. When using your broker to facilitate a share movement, provide them with a copy of your DRS account statement.

DESCRIPTION OF THE PLAN

Purposes

     The Plan provides participants with a convenient and economical method of systematically increasing their ownership interest in Merck through purchases of Common Stock and the reinvestment of cash dividends in additional shares of Common Stock.

Commencement

     The Plan has been effective since February 1, 1997.

Features

     The Plan has the following features:

•	Open to Non-Stockholders. Persons who do not currently own shares of Common Stock may become participants in the Plan by paying an account set-up fee and either making an initial investment of at least $350 or authorizing automatic monthly cash investments of at least $50.

•	Automatic Reinvestment of Dividends. Cash dividends paid on all or a specified percentage of shares of Common Stock are automatically reinvested in additional shares of Common Stock.

•	Optional Cash Investments. Participants may make optional cash investments in Common Stock of a minimum of $50 per investment up to an aggregate of $50,000 per year. Optional cash investments may be made by automatic monthly electronic funds transfer or by check drawn on a United States bank at any time as the participant desires.

•	Full Investment of Plan Funds. Funds invested in the Plan are fully invested through the purchase of fractional shares, as well as full shares. Cash dividends on fractional shares are reinvested in additional shares of Common Stock.

•	Automated Requests. Participants may establish automated privileges for their Plan accounts, enabling them to execute certain Plan orders by phone as follows:

—	Sell a portion or all of their Plan shares (If current market value of shares to be sold is $25,000 or less)

—	Request a certificate for a portion or all of their full Plan shares, if current market value of shares to be issued is $50,000 or less

—	Change the amount of their automatic monthly withdrawal

—	Terminate their automatic monthly withdrawal

—	Change their reinvestment option. (Example: Change from full reinvestment to partial reinvestment)

     If you already participate in the Plan and want to receive a form to establish automated privileges for your account, please call the Plan Administrator at 1-800-522-9114.

•	Share Safekeeping. Participants may deposit for safekeeping certificates representing shares of Common Stock held in certificate form, whether or not the shares were issued under the Plan, at no cost to the participants.

•	Account Statements. Account statements detailing each participant’s Plan activities are mailed to each participant on a quarterly basis and following each Plan transaction.

Considerations

     You should consider the following prior to participating in the Plan:

•	Brokerage Commissions. Participants pay a brokerage commission for each share of Common Stock purchased or sold for their Plan account in open market transactions. Merck expects that generally all Plan purchases and sales will be effected in open market transactions.

•	Service Fees. Participants also pay a service fee as described herein for certain Plan transactions, including dividend reinvestment and optional cash investments, whether or not the transactions are effected in open market transactions.

•	Investment Timing; Price Risks. Because the prices at which Plan shares are purchased are determined as of specified dates or as of dates otherwise beyond the control of participants, participants may lose certain advantages otherwise available from being able to select the timing of their investment. For example, because the price charged to participants for shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased over a period of up to five business days following an investment date, participants may pay a higher price for shares purchased under the Plan than for shares purchased on the investment date outside of the Plan.

•	No Interest Pending Investment. No interest is paid on optional cash investments pending their investment in Common Stock.

Administration

     As of the date of this Prospectus, administration of the Plan, which includes enrolling new participants in the Plan, reinvesting dividends, processing optional cash investments, processing share sale requests, depositing and safekeeping Plan shares, processing requests for certificates, and issuing account statements, is handled by Wells Fargo Shareowner Services (the “Plan Administrator”). All inquiries and notices (including change of address) concerning your Plan account are handled by Merck and should be directed to:

Merck & Co., Inc.
Stockholder Services Department (WS 3AB-40)
P.O. Box 100
Whitehouse Station, NJ 08889-0100

or by telephone at 1-800-522-9114, Monday through Friday, between the hours of 7:00 a.m. and 7:00 p.m., Central Standard Time.

     Participants may submit enrollment forms, certificate deposits for safekeeping, certificate withdrawal and share sale requests to the Plan Administrator at the following addresses:

General Shareowner Information

Plan Requests should be mailed to:
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856

Certified/Overnight Mail:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

General Information:
Fax: 1-651-450-4085
Tel: 1-800-522-9114
Tel: 1-651-554-3875 (outside the United States)
An automated voice response system is available
24 hours a day, 7 days a week. Customer Service
Representatives are available from 7:00 a.m. to
7:00 p.m., Central Standard Time, Monday through
Friday.

Internet:
General Inquiries – www.wellsfargo.com/shareownerservices
Account Information – www.shareowneronline.com

     The Plan Administrator is also responsible for purchasing and selling shares of Common Stock for participants’ Plan accounts, including the selection of the broker/dealer through which Plan purchases and sales are made. Merck has no control over the times or prices at which the Plan Administrator effects transactions in the open market or the selection of the broker/dealer used by the Plan Administrator to effect open market transactions.

Forms

     Account Authorization Form. An Account Authorization Form is used to enroll in the Plan, select or change a dividend reinvestment option and, if you choose, authorize, change or terminate automatic monthly withdrawals. You can also use this form to authorize automated account access or change your address of record. An Account Authorization Form is enclosed with this prospectus. You may also obtain this form by contacting the Plan Administrator.

     Transaction Request Form. A Transaction Request form is used to make optional cash investments, sell your Plan shares, deposit your certificates with the Plan Administrator, discontinue or change the amount of ACH and terminate your participation in the Plan. A Transaction Request form is attached to each account statement mailed to participants.

Eligibility

     Any person or entity, whether or not currently a registered holder of Common Stock, may participate in the Plan by enrolling in accordance with the procedures described in “Enrollment and Participation” below. Merck reserves the right to deny, modify, suspend or terminate participation by any person or entity. See “Other Information — Denial or Termination from the Plan” on page 14.

Enrollment and Participation

     You may enroll in the Plan at any time by going online or by completing an Account Authorization Form and returning it to the Plan Administrator at the address set forth on the form.

     Note: Regulations in certain countries may limit or prohibit participation in this type of Plan. Accordingly, persons residing outside the United States who wish to participate in the Plan should first determine whether they are subject to any governmental regulation prohibiting their participation.

     Existing Stockholders. You can enroll by going online, or by completing an Account Authorization Form. To activate your account, go to www.shareowneronline.com and click on “Here.” Next, simply click on the box titled “First Time Visitor,” then click on “New Member Sign-up” and follow the instructions found on the “First Time Visitor New Member Registration” page. You must complete an Account Authorization Form and either (a) become a stockholder of record by having the shares registered in your name, or (b) become a stockholder of record by enrolling in the Plan in the same manner as a non-stockholder.

     Non-Stockholders. If you are not a registered owner of Common Stock, you can enroll online by going to www.shareowneronline.com and click on “New Investor” then simply click on “First Time Visitor New Investor Select a Company.” Or, you can complete an Account Authorization Form, pay a one time set-up fee plus an optional cash investment fee and an initial cash investment of at least $350. If you authorize automatic monthly cash investments, an initial investment of $50 together with a one time account set up fee is required. A maximum of $50,000 may be initially invested in the Plan.

     EXAMPLE 1: A non-stockholder who wishes to enroll in the Plan by making an initial investment would complete the “First Time Visitor New Investor Select a Company” page online, or the Account Authorization Form and submit a check made payable to Shareowner Services for $360 (initial investment of $350 plus $5 one-time enrollment fee and $5 optional cash investment fee).

     EXAMPLE 2: A non-stockholder who wishes to enroll in the Plan by authorizing monthly electronic investments from his savings or checking account would complete the “First Time Visitor New Investor Select a Company” page online, or the Account Authorization Form INCLUDING SECTION 6 authorizing monthly investments of at least $50. The investor would include a check for at least $55 to cover the one-time account set-up fee of $5 and the first optional cash investment of $50 made payable to Shareowner Services. All subsequent monthly optional cash investments will be electronically debited from the participant’s bank account. All monthly cash purchases made by electronic investment will be assessed a transaction fee which will be deducted from the cash investment.

INVESTMENTS

     Dividend Reinvestment. As described below, by participating in the Plan, you may have the cash dividends paid on all or a percentage of your shares of Common Stock (net of brokerage commissions and service fees as described on page 16) automatically reinvested in Common Stock on the dividend payment date. THE PAYMENT OF DIVIDENDS ON COMMON STOCK IS AT THE DISCRETION OF THE BOARD OF DIRECTORS OF MERCK & CO., INC.

Reinvestment Options

     Full Dividend Reinvestment. All cash dividends on shares held in physical certificate form registered in your name, including book-entry (DRS) on the records of the Company and all cash dividends on all Plan shares credited to your account under the Plan will be used to purchase additional shares. If you elect Full Dividend Reinvestment, you will not receive cash dividends from the Company. The dividends will be reinvested.

     Partial Dividend Reinvestment. All cash dividends on a percentage of your Plan and any shares held by you in physical certificate form, including book-entry (DRS), which shall be specified by going online or on the Account Authorization Form, will be used to purchase additional shares. You may elect percentages from 10-90 in increments of 10%. If you elect Partial Dividend Reinvestment, you will receive checks from the Company for dividends, when declared and paid, only for those shares not subject to dividend reinvestment. For example, a shareowner has 90 shares registered in his name on the records of the Company and 10 Plan shares. The shareowner specifies 50% of his total shares subject to dividend reinvestment. When dividends are declared, all cash dividends on 50 shares (50% of 100 shares) will be used to purchase additional shares for his account under the Plan. You also will receive dividend checks or direct deposit of the dividends from the Company, when declared and paid, only for the 50 shares not subject to dividend reinvestment. You may change your investment option at any time by sending written notice, going online or calling Wells Fargo Shareowner Services. Notices received after a dividend record date will not be effective for that dividend.

     Cash Payments Investments Only. If you elect “Cash Payments Only” option, then you will continue to receive, when declared and paid, by check or direct deposit, cash dividends paid on all shares of Common Stock then or subsequently held in physical certificate form registered in your name including book-entry (DRS) on the records of the Company, and on all shares of Common Stock then or subsequently held in your Plan account.

     Dividend Payment Dates. If your Account Authorization Form is received by the Plan Administrator on or before the record date for a particular dividend, dividend reinvestment will begin with respect to dividends paid on the next dividend payment date. If your Account Authorization Form is received by the Plan Administrator after the record date, dividend reinvestment will not begin until the dividend payment date following the next record date. Dividends on Common Stock have historically been paid on the first business day of January, April, July and October. Thus, for example, to begin automatic reinvestment of a dividend expected to be paid on April 1 in a given year, the Plan Administrator should receive your Account Authorization Form by the first week in March.

Cash Investments

     Initial Cash Investment. If you are not a registered owner of Common Stock and are enrolling online, funds will be debited from your United States bank account. Or, you may enroll by including an initial cash investment of at least $350 with your completed form or authorize automatic monthly cash investments by electronic funds transfer of at least $50. If you include an initial cash investment with your Account Authorization Form, you must also include a one-time account set-up fee plus an optional cash investment fee. If you elect to sign up for automatic monthly cash investments of at least $50, you must include at least $50 to cover the first initial investment along with a one-time set-up fee. Subsequent electronic cash investments will be assessed a transaction fee which will be deducted from the investment amount. See “Enrollment and Participation” on page 7. Initial cash investments and payment of the account set-up fee must be made by check payable to “Shareowner Services” in U.S. funds and drawn on a United States bank. Your check also should include your name, address, Company’s stock name and Shareowner Services account number.

     Optional Cash Investments. Participants may make optional cash investments at any time by personal check or by automatic monthly withdrawal from a designated United States bank account. Participants may vary their optional cash investments from a minimum of $50 per investment up to a maximum of $50,000 per calendar year. Initial cash investments are included in the month in which they are made for purposes of determining whether the $50,000 maximum has been reached.

     You may obtain the return of any optional cash investment upon request received by Wells Fargo Shareowner Services on or before the second business day prior to the date on which it is to be invested.

     Initial and optional cash investments are invested in shares of Common Stock net of brokerage commissions and service fees as described on page 11.

     Check. Optional cash investments made by check must be accompanied by a completed Transaction Request form. The Plan Administrator will make every effort to process your cash investment for the next investment date, provided that the funds are received by the Plan Administrator no later than two business days prior to the investment date for an initial cash investment and one business day prior to an investment date for optional cash payments. Otherwise, cash investments are held by the Plan Administrator for investment on the next investment date. (See definition of Cash Investments, above.) Cash investments made by check must be payable to “Shareowner Services” in U.S. funds. The Plan Administrator will not be liable for any claim arising out of failure to purchase stock on a certain date or at a specific price. This risk should be evaluated by the participant and is a risk that is borne solely by the participant.

     Electronic Funds Transfer. In addition to making optional cash investments by check, participants may authorize automatic monthly withdrawals from designated United States bank accounts. Participants’ bank accounts are debited four business days prior to the investment date which is generally the third Tuesday or, if the third Tuesday is not a business day, the business day next following the third Tuesday of each month. Participants do not receive any confirmation of the transfer of funds other than as reflected in their monthly Plan account statements and in their bank account statements.

     To authorize automatic monthly withdrawals, go online or complete and sign the Bank Authorization Agreement section of the Account Authorization Form and return it to the Plan Administrator together with a voided blank check from a United States checking account or deposit slip from a savings account from which funds are to be transferred. Your automatic monthly withdrawal will begin as soon as practicable after the Plan Administrator receives the Account Authorization Form. To change the amount of your automatic monthly withdrawal or terminate your monthly transfer altogether, access your account online via the Internet, complete an Account Authorization Form and return it to the Plan Administrator or call Wells Fargo Shareowner Services. To be effective with respect to a particular investment date, your change or termination request must be received by the Plan Administrator at least fifteen business days prior to the investment date.

     If any optional cash contribution, including payments by check or automatic withdrawal, is returned for any reason, Wells Fargo Bank, N.A. will remove from the participant’s account any shares purchased upon prior credit of such funds, and will sell these shares.

     Wells Fargo Bank, N.A. may sell other shares in the account to recover a $25 returned funds fee for each optional cash contribution returned unpaid for any reason and may sell additional shares as necessary to cover any market loss incurred by Wells Fargo Bank, N.A.

Investment Dates

     Dividend Reinvestment. Cash dividends are expected to be reinvested on the applicable dividend payment date or, if the dividend payment date is not a business day, the business day next following the dividend payment date.

     Initial and Optional Cash Investments. Initial and optional cash investments are expected to be made on (a) Tuesday of each week or, if Tuesday is not a business day, the business day next following Tuesday or (b) in any week in which a cash dividend is paid, the dividend payment date or, if the dividend payment date is not a business day, the business day next following the dividend payment date.

     NO INTEREST IS PAID ON FUNDS HELD BY THE PLAN ADMINISTRATOR PENDING THEIR INVESTMENT IN COMMON STOCK. ALL OPTIONAL CASH INVESTMENTS, INCLUDING THE INITIAL CASH INVESTMENT, ARE SUBJECT TO THE COLLECTION BY THE PLAN ADMINISTRATOR OF FULL FACE VALUE IN U.S. FUNDS.

     Source of Shares. Shares purchased by participants under the Plan are acquired in the open market, negotiated transactions or purchased from treasury or new issue Common Stock that Merck has registered under the Securities Act. The Plan Administrator purchases shares in the open market or in negotiated transactions as soon as practicable (but in no event more than five business days) after the applicable investment date, subject to any waiting periods required under applicable securities laws or stock exchange regulations. Merck determines the source or sources of shares used to fulfill Plan requirements and, subject to certain regulatory restrictions on the frequency with which it can change its determination, may change such determination from time to time without notice to Plan participants. Merck expects that generally all Plan purchases will be effected in open market transactions.

     Price of Shares. The price per share of treasury or new issue Common Stock is the average of the high and low sale prices of the Common Stock (as reported on the New York Stock Exchange Composite Tape) on the applicable investment date or, if the New York Stock Exchange is closed on the investment date, on the next preceding day the New York Stock Exchange is open. The price of shares purchased in the open market or in negotiated transactions is the weighted average price at which the shares are actually purchased for the applicable investment date. All purchases will be made within five business days of an investment date, or the next business day, if the market is closed on an investment date. Because the prices at which shares are purchased under the Plan are determined as of specified dates or as of dates otherwise beyond the control of participants, participants may lose any advantage otherwise available from being able to select the timing of their investment.

Brokerage Commissions, Service Fees and Other Costs

     Account Set-up. Persons who are not registered holders of Common Stock, including persons authorizing automatic monthly cash investments, are charged a one-time account set-up fee. Please note: As mentioned earlier in this prospectus, an optional cash investment transaction fee will be assessed on all initial investments made online or by check. The fee must be paid by check in U.S. funds and is due at the time of enrollment. The fees must be added to the minimum initial cash investment of $350. A per cash investment fee is assessed on all monthly optional cash investments made by electronic bank transfer.

     Brokerage Commissions. In addition to the service fees discussed below, participants pay a brokerage commission for each share of Common Stock purchased or sold for their Plan account in open market transactions, even if a purchase or sale order is used to offset another Plan order. Merck expects that generally all Plan purchases and sales will be effected in open market transactions. Brokerage commissions payable with respect to Plan purchases are deducted from the amount invested on behalf of participants. Brokerage commissions payable with respect to Plan sales are deducted from the proceeds payable to participants.

     Service Fees. For each dividend reinvestment transaction, participants pay a service fee; for each optional cash investment made by check, participants pay a service fee; and for each optional cash investment made by automatic monthly withdrawal, participants pay a service fee. Dividend reinvestment and optional cash investment service fees are in addition to brokerage commissions and are deducted from the amount invested on behalf of participants. Participants pay a service fee in connection with sales of Plan shares. The service fee is in addition to brokerage commissions and is deducted from the proceeds payable to the selling participant.

     Commissions and Fees Subject to Change. The Plan Administrator may change from time to time the amount of commissions and fees charged participants upon 30 days’ prior notice to participants.

Account Statements

     The Plan Administrator maintains an account for each Plan participant and sends account statements to each participant as soon as practicable after each quarterly dividend reinvestment and each weekly optional cash investment and after any transfer, sale or withdrawal of Plan shares. The account statements provide participants with records of their purchases and sales and should be retained for tax purposes.

Share Certificates

     Plan purchases are credited to each participant’s account and shown on the participant’s account statement. Participants do not receive certificates for their Plan shares unless requested. This protects against loss, theft or destruction of stock certificates and reduces Merck’s administrative costs associated with the Plan. Participants may obtain certificates for some or all full Plan shares at any time by submitting a written request to the Plan Administrator or contacting the Plan Administrator via phone. Any remaining full and fractional shares continue to be credited to participants’ accounts. Certificates for fractional shares are not issued under any conditions.

Share Safekeeping

     At any time beginning with enrollment in the Plan, participants may deposit with the Plan Administrator certificates representing shares of Common Stock, whether or not the shares were acquired under the Plan, at no cost to participants. To use this service, participants must send their certificates to the Plan Administrator with a properly completed Transaction Request form or by completing an Account Authorization Form if you are a first time investor. Shares represented by certificates deposited with the Plan Administrator are credited to participants’ accounts and thereafter are treated as if acquired under the Plan. Participants are responsible for maintaining their own records of the cost basis of certificated shares deposited with the Plan Administrator. Beneficial owners of Common Stock registered in street or other nominee name may in certain cases be able to electronically transfer their shares from their existing account to a Plan account. Beneficial owners who want to take advantage of this service should contact the Plan Administrator to obtain transfer instructions.

     Merck strongly recommends that participants use registered mail to mail their physical certificates to the Plan Administrator, insuring the certificates for 2% of the current market value of the shares represented thereby. In any case, participants bear the full risk of loss, regardless of the method used, in the event the certificates are lost.

PARTICIPANTS SHOULD NOT ENDORSE THEIR CERTIFICATES PRIOR TO MAILING.

Share Transfers Within Plan

     Plan shares also may be transferred to a Plan account of another person subject to compliance with any applicable laws. To do this, participants must complete an executed Stock Power form and return it to the Plan Administrator. The signature of the transferring participant on the Stock Power form must be medallion guaranteed by an eligible financial institution. Stock Power forms can be obtained from the Plan Administrator. If the person to whom the shares are gifted or transferred is not a participant in the Plan, the Plan Administrator will automatically open an account for the person and enroll him or her in the Plan.

     Participants may not pledge or grant a security interest in Plan shares or transfer Plan shares outside of the Plan unless certificates representing the shares have been issued by the Plan Administrator.

     If you request to transfer all shares in your Plan account between a dividend record date and payable date, your transfer request will be processed; however, your Plan account will not be terminated. You may receive additional dividend reinvestment shares which will require you to submit a written request to transfer the additional shares.

Sale of Shares

     If submitting a request to sell all or part of your Plan shares, and you are requesting net proceeds to be automatically deposited to a United States bank checking or savings account, you must provide a voided blank check for a checking account or blank savings deposit slip for a savings account. If you are unable to provide a voided check or deposit slip, your written request must have your signature(s) medallion guaranteed by an eligible financial institution for direct deposit. Requests for automatic deposit of sale proceeds that do not provide the required documentation cannot be processed as requested and a check for the net proceeds will be issued. Your notice to Wells Fargo Shareowner Services should specify the number of full Plan shares to be sold. All authorized signers are to sign their written request as it appears on their account statement. If the current market value of the shares requested to be sold is $25,000 or less and the participant has previously authorized automated privileges, a participant may sell Plan shares by contacting the Plan Administrator via phone or by going online. The Plan Administrator may match or offset participants’ sales orders against one or more purchase orders of other participants in the Plan. If not offset, the Plan Administrator executes the order on behalf of the participant in the open market or in negotiated transactions. The Plan Administrator may sell Plan shares to Merck. After settlement of the sale, the Plan Administrator will send the participant a check for the net proceeds of the sale. The proceeds received by the participant are based on the weighted average price at which the shares were sold less brokerage commissions and service fees charged by the Plan Administrator.

     The Plan Administrator will make every effort to process your sale order on the next business day following receipt of your properly completed request (sale requests involving multiple transactions may experience a delay). The Plan Administrator will not be liable for any claim arising out of failure to sell stock on a certain date or at a specific price. This risk should be evaluated by the participant and is a risk that is borne solely by the participant.

Termination

     Participants may terminate their participation in the Plan by submitting the appropriate information on a Transaction Request form or by submitting a written request to the Plan Administrator. If the current market value of a participant’s Plan account is $25,000 or less, and the participant has previously authorized automated privileges, a participant may terminate his or her participation in the Plan by contacting the Plan Administrator via phone. If your request to terminate from the Plan is received on or after the dividend record date, but before the dividend payment date, your termination will be processed as soon as practicable and a separate dividend check will be sent to you. Future dividends will be paid in cash, unless you rejoin the plan. In addition, termination requests of participants making optional cash investments by automatic monthly withdrawal must be received by the Plan Administrator at least 15 business days prior to the scheduled investment date to ensure that the request is effective as to the next optional cash investment.

     Upon termination of a participant’s participation in the Plan, unless the participant has requested on the Transaction Request form that some or all Plan shares be sold, the Plan Administrator will convert, as requested, all full Plan shares to book-entry (DRS) or if specifically requested send the participant a certificate representing the number of full shares in the participant’s Plan account and a check in the amount of the market value, minus service fees and brokerage commissions of any fractional share. If a participant so requests on the Transaction Request form, the Plan Administrator will sell all Plan shares on behalf of the participant. After settlement of the sale, the Plan Administrator will send the participant a check in the amount of the net proceeds of the sale (plus the market value of any fractional Plan share minus service fees and brokerage commissions). The net proceeds received by the participant are based on the weighted average price at which the shares were sold less brokerage commissions and any fee charged by the Plan Administrator.

     After termination, previous participants may re-enroll in the Plan by complying with enrollment procedures (see “Enrollment and Participation”). In order to minimize unnecessary Plan administrative costs and to encourage use of the Plan as a long-term investment vehicle, Merck reserves the right to deny participation in the Plan to previous participants who Merck or the Plan Administrator believes have been excessive in their enrollment and termination.

Other Information

     Stock Dividends and Stock Splits. Any shares distributable to a Plan participant pursuant to a stock dividend or stock split by Merck on shares registered in the name of or credited to the account of a participant under the Plan will be added to the participant’s account and not mailed or delivered directly to the participant. The participant, however, may request Merck to issue certificates for such stock dividends or split shares once they are added to the participant’s account (see “Share Certificates” on page 11). If a participant sends notice of termination or a request to sell to the Plan Administrator between the record date and the payable date for a stock distribution, the request will not be processed until the stock distribution is credited to the participant’s account.

     Dividend and Voting Rights. Dividend and voting rights of shares purchased under the Plan commence upon settlement of the transaction, which normally is three business days after purchase. Shares of Common Stock purchased on or within two business days prior to a dividend record date are considered “ex-dividend” and therefore not entitled to payment of that dividend.

     Voting of Plan Shares. For each meeting of stockholders, participants receive proxy materials that allow them to vote their Plan shares by proxy. Alternatively, participants can elect to vote their Plan shares in person at the meeting.

     Limitation of Liability. In administering the Plan, neither Merck & Co., Inc., the Plan Administrator nor the Independent Agent is liable for any good faith act or omission to act, including but not limited to any claim of liability (a) arising out of the failure to terminate a participant’s account upon such participant’s death prior to receipt of notice in writing of such death, (b) with respect to the prices or times at which shares are purchased or sold, or (c) as to the value of the shares acquired for participants. Merck reserves the right to interpret and regulate the Plan as it deems necessary or advisable in connection with the Plan’s operations.

     Modification or Termination of the Plan. Merck may suspend, modify or terminate the Plan at any time in whole or in part or with respect to participants in certain jurisdictions. Notice of such suspension, modification or termination will be sent to all affected participants. No such event will affect any shares then credited to a participant’s account. Upon any whole or partial termination of the Plan by the Company, each affected participant will have all full Plan shares converted to book-entry (DRS). Participants will receive a check less fees and broker commissions in the amount of the market value of any fractional Plan share.

     Denial or Termination from the Plan. At the direction of Merck, the Plan Administrator may terminate a participant’s participation in the Plan if the participant does not own at least one full share in the participant’s name or held through the Plan. Merck reserves the right to deny, modify, suspend or terminate participation in the Plan by otherwise eligible persons to the extent Merck deems it advisable or necessary in its discretion to comply with applicable laws or to eliminate practices that are not consistent with the purposes of the Plan. Participants whose participation in the Plan is terminated will have full plan shares converted to book-entry (DRS). Participants will receive a check less any service fees and broker commissions in the amount of the market value of any fractional Plan share.

FEDERAL INCOME TAX INFORMATION

     THE INFORMATION SET FORTH BELOW SUMMARIZES CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN. THE INFORMATION IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL SUCH CONSEQUENCES, NOR IS IT INTENDED TO BE A DESCRIPTION OF ANY KIND OF THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN. THE DESCRIPTION OF FEDERAL INCOME TAX CONSEQUENCES MAY BE AFFECTED BY FUTURE LEGISLATION, IRS RULINGS AND REGULATIONS AND/OR COURT DECISIONS. FOR THAT REASON, PARTICIPANTS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES, AS WELL AS THE STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES, OF PARTICIPATION IN THE PLAN.

Federal Income Tax Consequences

     Dividend Income. Reinvested dividends are treated for federal income tax purposes in the same manner as if the participant had received the dividends in cash on the applicable dividend payment date.

     Cost Basis of Shares. For federal income tax purposes, the cost basis of shares purchased with reinvested dividends or optional cash investments is the purchase price of the shares.

     Gains and Losses from the Sale of Shares. Participants do not realize any taxable income from the issuance of certificates representing Plan shares. Participants may realize gain or loss, however, at the time the shares are sold by the Independent Agent or by the participants after withdrawal of the shares from the Plan. The amount of realized gain or loss, if any, is based on the difference between the amount the participant receives for the shares and the cost basis of the shares.

     IRS Reports. The Plan Administrator reports dividend income to participants and the IRS on Form 1099-DIV. The Plan Administrator reports the proceeds from the sale of Plan shares to the selling participants and the IRS on Form 1099-B.

Dividends Subject to Withholding

     A participant’s dividends are subject to federal withholding if the participant fails to provide a taxpayer identification number to the Plan Administrator. Dividends of participants residing in certain foreign countries may also be subject to federal withholding. In any case in which federal income taxes are required to be withheld, the Plan Administrator reinvests an amount equal to the dividends less the amount of tax withheld. For IRS reporting purposes, the amount of the dividend withheld is included in the dividend income.

USE OF PROCEEDS

     The proceeds from the sales of treasury or new issue Common Stock pursuant to the Plan, if any, would be used for general corporate purposes. Merck has no basis for estimating either the number of shares of Common Stock that will ultimately be sold pursuant to the Plan or the prices at which such shares will be sold. Merck expects that generally all Plan purchases and sales will be effected in open market transactions.

EXPERTS

     The consolidated financial statements of Merck and subsidiaries as of December 31, 2003 and 2002, and for each of the three years ended December 31, 2003, included in this prospectus, have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent public accountants, given on the authority of said firm as experts in accounting and auditing.

TRANSACTION AND PLAN SERVICE FEES

Account Set-up	$5
One-time charge for non-stockholders

Optional Cash Investments by check	$5
   Fee is assessed on each investment mailed to the administrator — if multiple investments are made for one investment date, a $5 fee will be charged for each optional cash investment processed for that investment date.

Optional Cash Investments by electronic funds transfer	$2

Dividend Reinvestment (per dividend reinvested) The fee is deducted from the dividend amount.	4% of the dividend to be reinvested or $2, whichever is smaller

Sales (full or partial)	$5
Fee is assessed for each sale request — the sale fee and brokerage commissions are deducted from the sale proceeds.

Brokerage Commissions	$.01 per share purchased or sold
Brokerage commissions apply to all share purchases and sales, including dividend reinvestment.

Fee for Returned Checks or Rejected Automatic Bank Withdrawals	$25 per item

Copies of Prior Year Account Statements

•	The cost for copies of statements for the current ten years is $10.

•	The cost for copies of statements prior to the current ten years is $10 per year.

The Following Services are Provided at No Cost to the Participant:

•	Certificate withdrawal requests

•	Safekeeping of Plan shares

•	Full or partial transfer of Plan shares

•	Copies of account statements for the current year

     Neither the delivery of this Prospectus nor any sales hereunder shall under any circumstances create any implication that there has been no change in the affairs of Merck & Co., Inc. (“Merck”) since the date hereof. No dealer, broker, sales representative or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering contained in this Prospectus, and information or representations not herein contained, if given or made, must not be relied upon as having been authorized by Merck. This Prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made.

[GRAPHIC]

Stock Investment Plan

CUSIP # 589331 10 7

PROSPECTUS

June 10, 2004